SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SOUTHERN CALIFORNIA EDISON COMPANY

SCE TRUST V

(Name of Subject Company (Issuer))

SOUTHERN CALIFORNIA EDISON COMPANY

(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

5.45% Fixed-to-Floating Rate Trust Preference Securities

(Title of Class of Securities)

78409W201

(CUSIP Number of Class of Securities)

Kathleen Brennan de Jesus

Senior Attorney

2244 Walnut Grove Avenue (P.O. Box 800)

Rosemead, California 91770

626-302-3476

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David Lopez

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (this “Schedule TO”) originally filed by Southern California Edison Company, a California corporation (the “Company”), with the Securities and Exchange Commission on November 20, 2025 (the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase for cash any and all of the outstanding 5.45% Fixed-to-Floating Rate Trust Preference Securities (the “Trust Securities” and such offer, the “Offer”) issued by SCE Trust V, a Delaware statutory trust subsidiary of the Company (the “Trust”), plus Accrued Distributions (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and which together with the Offer to Purchase, constitutes the Offer), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Offer to Purchase and the Letter of Transmittal remains unchanged, and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO and in the Offer to Purchase or the Letter of Transmittal. You should read Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Offer to Purchase (Exhibit (a)(1)(A) to the Schedule TO)

The Offer to Purchase is hereby restated and supplemented as follows:

Cautionary Note Regarding Forward-Looking Statements

On page iii, the first sentence of the first paragraph of this section is restated as follows: “This Offer to Purchase and the documents it incorporates by reference contain “forward-looking statements.” ”

On page v, the last paragraph of this section is restated as follows: “Additional information about risks and uncertainties that could cause results to differ from those currently expected or that otherwise could impact us, including more detail about the factors described above, is included in our Annual Report on Form 10-K for the year ended December 31, 2024, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and our other filings with the SEC filed subsequent to that date. Forward-looking statements speak only as of the date they are made.”

The Offer - Section 6 - Conditions of the Offer

On page 11, the second bullet of this section is restated as follows: “there shall have been threatened in writing, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the acquisition of some or all of the Trust Securities under the Offer or otherwise relates in any manner to the Offer or is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the Offer or materially impair the contemplated benefits to the Company of the Offer;”

On page 11, the third bullet of this section is restated as follows: “there shall have been any action threatened in writing, instituted, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened in writing, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency, tribunal or other body that, in the Company’s reasonable judgment, would or might, directly or indirectly:”

On page 12, the second sub-bullet under the fifth bullet of this section is deleted.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUTHERN CALIFORNIA EDISON COMPANY

By:	/s/ Brendan Bond
Name: Brendan Bond
Title:Vice President and Treasurer Date: December 4, 2025

EXHIBIT INDEX

(a)(1)(A)**	Offer to Purchase, dated November 20, 2025.

(a)(1)(B)**	Form of Letter of Transmittal.

(a)(1)(C)**	Summary Advertisement, dated November 20, 2025.

(a)(1)(D)**	Retail Processing Dealer Form.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)**	Launch Press Release, dated November 20, 2025

(b)	Not applicable.

(d)(1)	Amended and Restated Articles of Southern California Edison Company, effective August 28, 2023 (File No. 1-2313, filed as Exhibit 3.1 to Southern California Edison Company’s Form 8-K dated September 19, 2023 and filed September 21, 2023).

(d)(2)	Bylaws of Southern California Edison Company, as amended effective, December 8, 2022 (File No. 1-2313, filed as Exhibit No. 3.2 to Southern California Edison Company’s Form 8-K dated December 8, 2022 and filed December 9, 2022).

(d)(3)	Certificate of Determination of Preferences of the Company’s Series K Preference Stock (File No. 1-2313, filed as Exhibit 4.1 to Southern California Edison Company’s Form 8-K dated March 1, 2016 and filed March 8, 2016).

(d)(4)	Amended and Restated Declaration of Trust of SCE Trust V (File No. 001-02313, filed as Exhibit 4.2 to Southern California Edison’s Form 8-K dated March 8, 2016 and filed March 8, 2016)

(d)(5)	Guarantee Agreement (File No. 001-02313, filed as Exhibit 4.3 to Southern California Edison’s Form 8-K dated March 8, 2016 and filed March 8, 2016)

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107**	Filing Fee Table

**	Filed previously